FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the “Company”) dated April 29, 2014, announcing that the Company has entered into an agreement with entities affiliated with certain members of the Restis family for the contribution of four Capesize vessels as equity, in exchange for newly issued shares of the Company’s common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: April 30, 2014

/s/ Stamatis Tsantanis
By: Stamatis Tsantanis
Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. SIGNS STRATEGIC AGREEMENT FOR THE CONTRIBUTION OF
FOUR CAPESIZE VESSELS AS EQUITY BY ITS MAJOR SHAREHOLDERS

April 29, 2014 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today that the Company has entered into an agreement with entities affiliated with certain members of the Restis family (the “Sellers” or “Major Shareholders”) for the contribution of four Capesize vessels as equity, in exchange for newly issued shares of the Company’s common stock.

Pursuant to the agreement, certain of the Company’s Major Shareholders will contribute to the Company four Capesize vessels with a current market value appraised at approximately $178 million and estimated net asset value of approximately $86 million.

The transaction remains subject to certain closing conditions, including Sellers’ lenders’ approval and other standard legal documentation and is expected to be completed by June 30, 2014. The Company’s Board of Directors will obtain a fairness opinion from a reputable financial firm for this transaction.

Following the completion of the transaction, the Company will have a modern fleet of four Capesize dry bulk carriers with a combined cargo-carrying capacity of approximately 682,723 dwt and an average fleet age of about 7.5 years. Upon delivery, the vessels are expected to be employed in the spot market or under index-linked charter agreements and consequently the Company will start earning revenue immediately upon completion of the transaction. As a result, indicatively, based on current consensus estimates by research analysts for 2014 and 2015 charter rates, these vessels are expected to generate aggregate revenues of approximately $36 million and aggregate EBITDA of approximately $25 million during the 12-month period following the closing of the transaction. The Company will evaluate future employment options based on prevailing spot and period rates.

As of March 31, 2014, the Company’s shareholders’ equity was approximately $2.6 million. The exact amount of the increase in the Company’s shareholders’ equity as a result of this transaction will be determined on the closing date of the transaction.

Stamatis Tsantanis, the Company’s Chairman and Chief Executive Officer, stated: “This transaction represents a new era for Seanergy as we rebuild our fleet starting with four modern Capesize vessels that will immediately generate cash flows. Moreover, this contribution represents a strong vote of confidence in our business plan, which we have successfully implemented so far. Our objective is to grow the Company through accretive transactions and deliver substantial shareholder returns for the long term.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

Currently, the Company does not own any operating vessels. Following the closing of the transaction announced with this press release, the Company’s fleet will be consisted of 4 Capesize dry bulk carriers with a combined cargo-carrying capacity of approximately 682,723 dwt and an average fleet age of 7.5 years.

The Company's common stock trades on the NASDAQ Capital Market under the symbol “SHIP”.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission (“SEC”) and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the SEC. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com